UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 333-78481

CREO INC.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com	creo

News release

For immediate release

Creo Announces Fiscal 2003 First-Quarter Financial Results

Vancouver, BC, CANADA (February 6, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced financial results for the first quarter ended December 31, 2002, reported in U.S. dollars.

For the fiscal 2003 first quarter, Creo revenue was $142.8 million, an increase of 3 percent from $138.4 million in the fourth quarter of fiscal 2002. Compared to the first quarter of 2002, revenue was up 2 percent from $139.5 million. Adjusted earnings were $2.4 million or $0.05 per share (diluted) compared to $2.8 million or $0.06 per share (diluted) in the previous quarter, and improved by $4.7 million over the adjusted loss of $2.3 million or $0.05 per share (diluted) reported in the 2002 first quarter. Under Canadian GAAP, Creo recorded earnings of $1.5 million or $0.03 per share (diluted) this quarter. Weighted shares outstanding (diluted) under Canadian GAAP were 50,267,797 for the period.

The adjusted results for the 2003 first quarter exclude business integration costs, intangible asset amortization, and equity loss on investment. Further information on adjusted results is provided later in a note to this news release.

"Creo reported its third sequential quarter of revenue growth. We saw improved performance in Europe and Asia this quarter and continued strength in our OEM business," stated Amos Michelson, chief executive officer of Creo. "Our balance sheet is healthy, and our cash position strong. However, the state of the global economy and the pace of recovery in the U.S. continue to concern us, and we are managing our business based on a prolonged recovery in graphic arts capital spending."

2003 First-Quarter Highlights

  Gross margins remained constant at 44.2 percent this quarter compared to the previous quarter and improved by 280 basis points from 41.4 percent in the 2002 first quarter.

  Net operating expenses excluding other income were $61.5 million during the 2003 first quarter, compared to $59.7 million in the previous quarter and $61.4 million in the 2002 first quarter. This quarter marks the first quarter of integration of the operations of ScenicSoft, Inc.

  Cash from operations was $7.2 million this quarter compared to $14.4 million the previous quarter and $3.0 million in the 2002 first quarter. Free cash flow, defined as cash from operations less net capital expenditures, was $2.7 million this quarter.

  Cash and cash equivalents were $69.9 million this quarter, reflecting $4.7 million paid as part of the ScenicSoft acquisition, compared to $70.7 million last quarter and $57.6 million in the 2002 first quarter.

"In the current climate, we are focusing on growth markets and improving our sales execution. Consequently, we are seeing good results in both the newspaper and digital printing markets," Mr. Michelson continued. "In December we renewed our strategic agreement with Xerox for the supply of color servers for current and future Xerox high-speed digital printers. This agreement strengthens our long-term partnership, and recognizes Creo as a 'strategic vendor' to Xerox. We have also made significant inroads in the newspaper market. We signed a contract with NEC Engineering for the development and distribution of computer-to-plate (CTP) systems for the Japanese newspaper market and have already installed the first system. We are enjoying strong sales in the newspaper markets worldwide having come from a standing start less than two years ago. To date we have sold 107 newspaper CTP devices around the world."

Outlook

For the second quarter ending March 31, 2003, Creo expects revenue between $141 and $145 million. Gross margins are expected to be stable and net operating expenses (excluding other income) for the second quarter are expected to be between $63 and $64 million. As a result Creo is forecasting adjusted earnings per share (diluted) between $0.01 and $0.05 for the second fiscal quarter. These forecasts do not take into consideration the effect of a purchase of shares in Printcafe Software, Inc. announced subsequent to the quarter end.

"Creo will continue to manage its business conservatively given the uncertain economic climate around the world," commented Mark Dance, chief financial officer and chief operating officer of Creo. "As we previously stated, we expect an increase in operating expenses in the second fiscal quarter, since restoring salaries after one year of reduced cash compensation. However, we will reduce operating expenses in the subsequent quarters, and expect our net operating expenses to decline to below $62 million by the fourth fiscal quarter. This should allow us to continue to improve our profitability despite the uncertain economic climate."

Mr. Dance concluded, " As part of our commitment to enhancing our financial disclosure, this quarter Creo is providing segmented revenue by economic region, as well as our statement of cash flows. In addition we have adopted the new disclosure standards for the accounting treatment of stock-based compensation. As a result, in our quarterly report we will disclose the impact of our stock option plan as if we had expensed the fair value of the options under Canadian GAAP. We are also in compliance with the corporate governance guidelines of the Toronto Stock Exchange and the Nasdaq Stock Market and are committed to being a leading company in this regard."

Conference Call

Creo will hold a conference call today, February 6, 2003 at 5:00 pm Eastern Time to review 2003 first-quarter financial results and discuss the outlook for the following quarter. To participate, tune in to the web cast at http://www.creo.com/investors. An audio replay will be available two hours after the call until February 8, 2003 at midnight Eastern Time. For replay dial 1-888-266-2081, access code 6386839 except International participants dial 1-703-925-2533, access code 6386839. A Web replay will also be available at http://www.creo.com/investors.

Note about adjusted earnings: As part of its quarterly financial news release, Creo provides financial disclosure including an income statement, balance sheet and statement of cash flows prepared in accordance with Canadian generally accepted accounting principles (GAAP). To supplement this information, Creo also provides information on an adjusted basis. As a result of acquisitions and investments made by Creo, the company believes that adjusted results aid readers in evaluating the operating performance of the company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), stock compensation expense under U.S. GAAP and the related income tax effects. As such Creo's adjusted results are not prepared in accordance with GAAP since they may exclude these costs. The company provides reconciliation to Canadian GAAP of the excluded charges in the statement of adjusted earnings. The methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Creo Inc.

Statements of Adjusted Earnings (Loss)

(In millions of U.S. dollars except per share amounts)
	Three months ended
	December 31	December 31	Sept ember 30
	2002	2001	2002
	(unaudited)	(unaudited)	(unaudited)

Revenue	$142.8	$139.5	$138.4
Cost of sales	79.7	81.7	77.2
Gross profit	63.1	57.8	61.2
Research and development, net	18.7	19.6	18.7
Sales and marketing	25.4	24.6	25.5
General and administration	17.4	17.2	15.5
Other income	(1.5)	(0.7)	(2.0)
Adjusted operating income (loss)	3.1	(2.9)	3.5
Income tax expense (recovery)	0.7	(0.6)	0.7
Adjusted earnings (loss)	2.4	(2.3)	2.8

Adjusted earnings (loss) per share - basic	$0.05	$(0.05)	$0.06
Adjusted earnings (loss) per share - diluted	$0.05	$(0.05)	$0.06

Reconciliation to Canadian GAAP income (loss)

Adjusted earnings (loss)	$2.4	$(2.3)	$2.8
Restructuring	-	(3.3)	(0.9)
Business integration costs	(0.2)	-	(0.2)
Intangible assets amortization	(0.5)	-	(0.1)
Equity loss on investments	(0.4)	-	(1.7)
Royalty arrangement	-	-	0.3
Tax related to reconciling items	0.2	0.6	0.4
Income (loss) under Canadian GAAP	$1.5	$(5.0)	$0.6

Income (loss) per share - Basic, Canadian GAAP	$0.03	$(0.10)	$0.01
Income (loss) per share - Basic, U.S. GAAP	$0.02	$(0.31)	$-
Income (loss) per share - Diluted, Canadian GAAP	$0.03	$(0.10)	$0.01
Income (loss) per share - Diluted, U.S. GAAP	$0.02	$(0.31)	$-

Note: Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period. The adjusted earnings exclude the effect of intangible assets amortization, restructuring and business integration costs, the royalty arrangement with the Office of the Chief Scientist in Israel, equity loss on investments, and their tax effects. The adjusted earnings are not prepared in accordance with generally accepted accounting principles ("GAAP") since it excludes these costs.

Creo Inc.

Segmented Revenue by Economic Region

(In millions of U.S. dollars)

	Three months ended
	December 31	% of
	2002	Revenue

Americas	$56.1	39.3%
EMEA	49.6	34.7%
Asia-Pacific	17.0	11.9%
OEM and Other	20.1	14.1%
	$142.8	100.0%

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars except per share amounts)

	Three months ended
	December 31
	2002	2001
	(unaudited)	(unaudited)

Revenue
Product	$90,843	$87,106
Service	39,741	41,268
Consumables	12,192	11,135
	142,776	139,509
Cost of sales	79,722	81,726
Gross profit	63,054	57,783

Research and development, net	18,707	19,592
Sales and marketing	25,440	24,567
General and administration	17,352	17,213
Other income	(1,546)	(667)
Restructuring	-	3,287
Operating income (loss) before undernoted items	3,101	(6,209)
Business integration costs	213	-
Intangible assets amortization	537	-
Income (loss) before income taxes	2,351	(6,209)
Income tax expense (recovery)	463	(1,215)
Equity loss	375	-
Net earnings (loss)	$1,513	$(4,994)

Earnings (loss) per common share
Basic and diluted, Canadian GAAP	$0.03	$(0.10)
Basic and diluted, U.S. GAAP	$0.02	$(0.31)

Deficit, beginning of period	$(418,733)	$(394,431)
Net earnings (loss)	1,513	(4,994)
Deficit, end of period	$(417,220)	$(399,425)

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31	September 30	December 31
	2002	2002	2001
	(unaudited)	(audited)	(unaudited)

Assets

Current assets
Cash and cash equivalents	$69,943	$70,671	$57,578
Accounts receivable	131,389	117,989	125,176
Other receivables	48,587	30,974	28,851
Inventories	93,600	91,799	93,569
Income taxes receivable	5,031	5,073	-
Future income taxes	13,945	16,919	12,995
	362,495	333,425	318,169
Investments	11,063	11,625	-
Capital assets, net	110,585	109,939	111,153
Intangible assets, net	13,375	1,791	2,100
Other assets	4,554	22,341	22,251
Future income taxes	23,120	16,084	14,779
	$525,192	$495,205	$468,452
Liabilities

Current liabilities
Short-term debt	$16,688	$16,440	$17,516
Accounts payable	60,649	54,505	56,138
Accrued and other liabilities	68,546	66,726	57,818
Income taxes payable	-	-	439
Future income taxes	3,413	1,200	1,065
Deferred revenue and credits	62,982	53,441	40,442
	212,278	192,312	173,418
Long-term liabilities	15,082	14,136	-
Future income taxes	5,863	4,812	2,541
	233,223	211,260	175,959
Shareholders' Equity

Share capital	696,193	696,193	693,164
Contributed surplus	5,868	2,060	2,060
Cumulative translation adjustment	7,128	4,425	(3,306)
Deficit	(417,220)	(418,733)	(399,425)
	291,969	283,945	292,493
	$525,192	$495,205	$468,452

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Three months ended
	December 31
	2002	2001
	(unaudited)	(unaudited)

Cash provided by (used in) operations:
Net income (loss)	$1,513	$(4,994)
Items not affecting cash:
Amortization	5,933	5,090
Equity loss	375	-
Future income taxes	(3,018)	(3,261)
Other	(1,716)	(1,633)
	3,087	(4,798)
Changes in non-cash working capital:
Accounts receivable	(9,805)	14,428
Other receivables	1,414	(1,904)
Inventories	(584)	5,227
Accounts payable	5,549	(3,784)
Accrued and other liabilities	(66)	3,235
Income taxes	(208)	(1,847)
Deferred revenue and credits	7,802	(7,576)
	4,102	7,779
	7,189	2,981
Cash used in investing:
Purchase of intangible assets	-	(2,100)
Acquisition, net of cash acquired	(4,700)	-
Purchase of capital assets	(4,748)	(4,750)
Proceeds from sale of capital assets	299	270
Other	(410)	1,656
	(9,559)	(4,924)
Cash provided by financing:
Proceeds from shares issued	-	1,209
Increase in long-term liabilities	904	-
	904	1,209
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	738	(1,929)
Decrease in cash and cash equivalents	(728)	(2,663)
Cash and cash equivalents, beginning of period	70,671	60,241
	$69,943	$57,578

Supplementary information:
Taxes paid	$308	$1,778
Interest paid	$44	$51
Non-cash transactions:
Convertible note issued for acquisition	$3,809	$-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

/s/ Mark Dance
_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 7, 2003